UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*
                               (Amendment No. 1)*

                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
                      c/o Sills Cummis Epstein & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Carole Salkind

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                       (b) / /
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF (Except as noted in Item 3)
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) / /
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------------------
NUMBER OF                7.     SOLE VOTING POWER
  SHARES                             1,177,355,945 (a) (b)
BENEFICIALLY             8.     SHARED VOTING POWER
 OWNED BY                            356,550,000 (c)
  EACH                   9.     SOLE DISPOSITIVE POWER
REPORTING                            1,177,355,945 (a) (b)
PERSON WITH             10.    SHARED DISPOSITIVE POWER
                                     356,550,000 (c)
------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,810,945 (a) (b) (c) (d)
------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    / /
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     71.2%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Acme Associates, Inc.                020546910

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                       (b) / /
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
5.   SOURCE OF FUNDS*
     OO (Except as noted in Item 3)
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
------------------------------------------------------------------------
7.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------------------
NUMBER OF                  7.      SOLE VOTING POWER
  SHARES                                       -0-
BENEFICIALLY               8.      SHARED VOTING POWER
 OWNED BY                                240,500,000
  EACH                     9.      SOLE DISPOSITIVE POWER
REPORTING                                      -0-
PERSON WITH               10.      SHARED DISPOSITIVE POWER
                                         240,500,000
------------------------------------------------------------------------
12.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     240,500,000 (e)
-----------------------------------------------------------------------
13.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       / /
------------------------------------------------------------------------
14.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
------------------------------------------------------------------------
15.  TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


Footnotes
---------

(a) Assumes the conversion in full of NCT Group, Inc. ("NCT" or the "Issuer") secured convertible notes in the aggregate principal amount of $33,824,483 held by Carole Salkind as of December 31, 2003 along with accrued interest (an aggregate amount of $810,887 calculated at the stated rate of 8% until maturity and at the default rate of 13% for notes in default, if applicable) and default penalty (10% of the principal in default), if applicable. The notes are convertible into NCT common stock at any time from issuance until maturity at the fixed conversion prices outlined in the table below. At Carole Salkind's election, the notes may be exchanged for shares of common stock of any of NCT's subsidiaries (except Pro Tech Communications, Inc.) that makes a public offering of its common stock (at the public offering price thereof). The above calculations are based upon an assumption that a conversion notice was delivered on December 31, 2003. Interest was calculated on all of the notes at the rate of 8.0% per annum from issuance through December 31, 2003 or the respective maturity dates, if earlier. To date, one note has been converted or exchanged (on May 18, 2001, Carole Salkind converted a $500,000 note into 4,303,425 shares of NCT common stock). To date, Issuer has not repaid any secured convertible note due Carole Salkind (except for a $250,000 note dated January 25, 2001) but has rolled the matured note into a new convertible note along with accrued interest and default penalty. Summarized below are the convertible notes held by Carole Salkind as of December 31, 2003:

                                                                     Conversion
     Issue Date            Due Date             Principal               Price
     ----------            --------       -----------------          -----------
      01/15/03             01/15/04         $     450,000             $ 0.0410
      01/23/03             01/23/04             2,747,635               0.0400
      01/30/03             01/30/04               350,000               0.0410
      02/11/03             02/11/04             1,252,592               0.0400
      03/04/03             03/04/04               450,000               0.0350
      03/13/03             03/13/04               980,802               0.0310
      03/13/03             03/13/04               864,616               0.0310
      04/02/03             04/02/04               450,000               0.0290
      04/11/03             04/11/04               450,000               0.0310
      04/21/03             04/21/04               450,000               0.0370
      07/14/03             01/14/04               410,000               0.0312
      07/14/03             01/14/04               414,481               0.0312
      07/28/03             01/28/04               414,750               0.0420
      07/28/03             01/28/04               410,000               0.0420
      08/07/03             02/07/04               622,529               0.0539
      08/18/03             02/18/04               425,000               0.0450
      08/28/03             02/28/04               414,885               0.0550
      08/28/03             02/28/04               375,000               0.0550
      09/11/03             03/11/04               580,650               0.0500
      10/14/03             04/14/04             4,469,019               0.0440
      11/21/03             05/21/04               474,154               0.0410
      11/21/03             05/21/04               425,000               0.0410
      11/22/03             05/22/04               400,000               0.0410
      12/15/03             06/15/04             3,828,985               0.0370
      12/15/03             06/15/04               400,000               0.0370

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


      12/31/03             06/30/04             7,479,385               0.0400
      12/31/03             06/30/04               785,000               0.0400
      12/31/03            On Demand             3,050,000               0.0400
                                          -----------------
                                            $  33,824,483
                                          =================

(b) Assumes the exercise in full of currently-vested warrants granted to Carole Salkind to acquire shares of NCT common stock. NCT amended the exercise prices on each of the warrants granted prior to December 20, 2001 to $0.071. The warrants to purchase shares of NCT common stock granted to Carole Salkind as of December 31, 2003, as amended to reduce the exercise prices, are as follows:


                          Expiration         Exercise                Shares
     Grant Date              Date             Price                  Granted
     ----------           ----------         ---------         -----------------
      02/13/01             02/13/06           $ 0.0710              7,042,254
      05/14/01             05/14/06             0.0710                500,000
      08/22/01             08/22/06             0.0710                625,000
      09/28/01             09/28/06             0.0710              1,000,000
      12/20/01             12/20/06             0.0710              1,250,000
      01/11/02             01/11/07             0.0790              2,789,082
      01/25/02             01/25/07             0.0900                812,500
      01/25/02             01/25/07             0.0900                312,500
      02/27/02             02/27/07             0.0790              1,034,266
      03/01/02             03/01/07             0.0790                437,500
      05/02/02             05/02/07             0.0940              3,188,708
      05/02/02             05/02/07             0.0940              3,562,500
      05/29/02             05/29/07             0.0950              1,500,000
      06/02/02             06/02/07             0.0970              1,500,000
      07/03/02             07/03/07             0.0780              1,500,000
      07/12/02             07/12/07             0.0750             20,000,000
      07/15/02             07/15/07             0.0750              1,500,000
      07/23/02             07/23/07             0.0590              2,250,000
      08/14/02             08/14/07             0.0820              1,500,000
      08/29/02             08/29/07             0.0760              2,100,000
      09/09/02             09/09/07             0.0770              1,500,000
      09/30/02             09/30/07             0.0700             10,000,000
      09/30/02             09/30/07             0.0700             16,157,565
      11/07/02             11/07/07             0.0720              1,750,000
      11/20/02             11/20/07             0.0540              1,750,000
      11/21/02             11/21/07             0.0535              6,271,926
      12/02/02             12/02/07             0.0480              1,500,000
      12/16/02             12/16/07             0.0420              1,750,000
      12/26/02             12/26/07             0.0420             10,206,373
      12/30/02             12/30/07             0.0412              1,500,000
      01/15/03             01/15/08             0.0410              2,000,000
      01/23/03             01/23/08             0.0400             11,775,579
      01/30/03             01/30/08             0.0410              1,500,000
      02/11/03             02/11/08             0.0400              5,500,000
      03/04/03             03/04/08             0.0350              2,000,000

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


      03/13/03             03/13/08             0.0310              4,250,000
      03/13/03             03/13/08             0.0310              3,750,000
      04/02/03             04/02/08             0.0290              2,000,000
      04/11/03             04/11/08             0.0310              2,000,000
      04/21/03             04/21/08             0.0370              2,000,000
      05/15/03             05/15/08             0.0460              2,000,000
      05/22/03             05/22/08             0.0420              7,500,000
      05/28/03             05/28/08             0.0440              1,900,000
      06/12/03             06/12/08             0.0440             10,500,000
      06/12/03             06/12/08             0.0440              2,000,000
      06/28/03             06/28/08             0.0380              2,000,000
      07/14/03             07/14/08             0.0312              2,000,000
      07/14/03             07/14/08             0.0312              2,000,000
      07/28/03             07/28/08             0.0420              2,000,000
      07/28/03             07/28/08             0.0420              2,000,000
      08/07/03             08/07/08             0.0539              2,750,000
      08/18/03             08/18/08             0.0450              2,000,000
      08/28/03             08/28/08             0.0550              2,000,000
      08/28/03             08/28/08             0.0550              2,000,000
      09/11/03             09/11/08             0.0500              2,500,000
      09/12/03             09/12/08             0.0500              2,000,000
      10/02/03             10/02/08             0.0430              4,000,000
      10/14/03             10/14/08             0.0440             19,250,000
      10/14/03             10/14/08             0.0440              2,000,000
      11/03/03             11/03/08             0.0440              2,000,000
      11/21/03             11/21/08             0.0410              2,250,000
      11/21/03             11/21/08             0.0410              2,500,000
      11/22/03             11/22/08             0.0410              2,500,000
      12/15/03             12/15/08             0.0370             16,500,000
      12/15/03             12/15/08             0.0370              2,500,000
      12/31/03             12/31/08             0.0400             32,250,000
      12/31/03             12/31/08             0.0400              5,500,000
                                                               -----------------
                                                                  281,965,753
                                                               =================

(c) Assumes the exercise in full of currently-vested options granted to entities that are affiliated with Carole Salkind including Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc. (formerly known as Stopnoise.com, Inc.); Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo
Networks, Inc.; and Maple Industries, Inc. The options were granted in consideration of consulting services performed by each of these entities for NCT. Carole Salkind is the sole shareholder of Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple. Carole Salkind shares voting and dispositive power over all of the Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple option shares. Carole Salkind's son is the sole shareholder of Leben Care and Stop Noise. As such, all of the Acme, Motorworld, Inframe, Avant, Turbo Networks, Maple, Leben Care and Stop Noise option shares have been deemed beneficially owned by Carole Salkind. The options to purchase shares of NCT common stock granted to affiliates of Carole Salkind as of December 31, 2003 are as follows:

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------



                              Grant         Expiration        Exercise              Shares
       Optionee                Date            Date            Price                Granted
       --------              --------        --------          ------           ---------------
Leben Care, Inc.             01/08/02        01/24/07        $ 0.0790              1,500,000
Leben Care, Inc.             01/25/02        05/22/06          0.1300                600,000
Leben Care, Inc.             01/25/02        05/22/06          0.1300                300,000
Leben Care, Inc.             01/25/02        05/22/06          0.1300                450,000
Leben Care, Inc.             01/25/02        05/22/06          0.1300                500,000
Leben Care, Inc.             01/25/02        01/24/07          0.0900              5,000,000
                                                                                ---------------
    Subtotal                                                                       8,350,000
                                                                                ---------------

Stop Noise, Inc.             02/27/02        06/30/06          0.1200                625,000
Stop Noise, Inc.             02/27/02        10/08/06          0.0925              1,500,000
Stop Noise, Inc.             02/27/02        02/26/07          0.0790              1,250,000
                                                                                ---------------
    Subtotal                                                                       3,375,000
                                                                                ---------------

Acme Associates, Inc.        09/30/02        09/30/07          0.0700             50,000,000
Acme Associates, Inc.        07/14/03        07/14/08          0.0312             25,000,000
Acme Associates, Inc.        09/11/03        09/11/08          0.0520              7,500,000
Acme Associates, Inc.        10/03/03        10/03/08          0.0430              5,750,000
Acme Associates, Inc.        10/14/03        10/14/08          0.0440             44,000,000
Acme Associates, Inc.        11/03/03        11/03/08          0.0450              2,000,000
Acme Associates, Inc.        11/21/03        11/21/08          0.0410              6,500,000
Acme Associates, Inc.        12/17/03        12/17/08          0.0370             99,750,000
                                                                                ---------------
    Subtotal                                                                     240,500,000
                                                                                ---------------

                                                                                ---------------
Motorworld, Incorporated     12/26/03        12/26/07          0.0420             23,000,000
                                                                                ---------------

                                                                                ---------------
Inframe, Inc.                01/23/03        01/23/08          0.0420             23,000,000
                                                                                ---------------

Avant Interactive, Inc.      02/11/03        02/11/08          0.0400              7,000,000
Avant Interactive, Inc.      03/12/03        03/12/08          0.0310             13,500,000
Avant Interactive, Inc.      04/03/03        04/03/08          0.0290              2,000,000
Avant Interactive, Inc.      04/11/03        04/11/08          0.0310              2,000,000
                                                                                ---------------
    Subtotal                                                                      24,500,000
                                                                                ---------------

Turbo Networks, Inc.         04/17/03        04/17/08          0.0370              2,000,000
Turbo Networks, Inc.         05/22/03        05/22/08          0.0420             18,550,000
Turbo Networks, Inc.         06/28/03        06/28/08          0.0400              2,000,000
                                                                                ---------------
    Subtotal                                                                      22,550,000
                                                                                ---------------

                                                                                ---------------
Maple Industries, Inc.       06/12/03        06/12/08          0.0440             23,000,000
                                                                                ---------------

    Total                                                                        368,275,000
                                                                                ===============

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


(d) Carole Salkind disclaims beneficial ownership as to 5,000 shares held by her separated spouse. The stock certificate for such shares is in the possession of the Issuer. As of the date of this filing, the value of these shares is approximately $245. Carole Salkind also disclaims beneficial ownership as to 2,175,000 currently exercisable option shares held by her separated spouse.

(e) Assumes the exercise in full of options granted to Acme Associates, Inc., a New Jersey corporation whose sole shareholder is Carole Salkind (refer to the table in footnote (c) above).


This Schedule 13D is jointly filed by Carole Salkind and Acme Associates, Inc. ("Acme" and, together with Carole Salkind, the "Reporting Persons").


Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of the following issuer:

          NCT Group, Inc.
          20 Ketchum Street
          Westport, CT  06880.

          NCT is a Delaware corporation.

Item 2.   Identity and Background.

          1.  Carole Salkind

          Ms. Salkind is a shareholder of and an investor in NCT Group, Inc. and is the sole shareholder of Acme Associates, Inc. Ms. Salkind serves as Secretary to Clive Cummis, a partner in the firm, Sills Cummis Epstein & Gross P.C., which is engaged in the private practice of law. Such law firm is unaffiliated with NCT and has not performed legal services for NCT during the past twelve months. Her business address is c/o Sills Cummis Epstein & Gross P.C. (f.k.a. Sills Cummis Radin Tischman Epstein & Gross), One Riverfront Plaza, Newark, New Jersey 07102. Carole Salkind is a citizen of the United States of America.

          During the last five years, Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2. Acme Associates, Inc.

          Acme is a New Jersey corporation. The principal activities of Acme are packaging and delivering interactive electronic products and providing management consulting services.

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


          The principal business address of Acme is 322 Green Pond Road, Hibernia, New Jersey 07842. Carole Salkind is the sole shareholder of Acme. Morton Salkind, the separated spouse of Carole Salkind, serves as President of Acme and is authorized to sign this Schedule 13D on behalf of Acme.

          During the last five years, neither Acme nor Morton Salkind, its President, nor Carole Salkind, its sole shareholder, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Carole Salkind purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote
          (b) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a NCT convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act, each placed through the OTC Bulletin Board; (5) 9,542,143 shares of NCT's common stock in three private transactions with NCT under
          Section 4(2) of the Securities Act and in transactions placed through the NASDAQ National Market System; (6) 1,000,000 shares of NCT's common stock acquired on September 10, 2001 in a private placement with NCT under Regulation D under the Securities Act for a purchase price of $93,000, or $0.093 per share; (7) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggregate price of $61,462, reflecting an average per share price of $0.0778; and (8) the options described in footnotes (c) and (d) above in private placements under Section 4(2) of the Securities Act. In each of these transactions, excluding the rollover of convertible notes in default, the warrant received by Carole Salkind on July 12, 2002, the warrant for 10,000,000 shares received by Carole Salkind on September 30, 2002 and the options granted, as outlined in footnotes
          (c) and (d) above, to Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; Maple Industries, Inc.; and Morton Salkind, Carole Salkind paid cash from personal funds. Carole Salkind paid for the warrant received on July 12, 2002 by the irrevocable waiver of all of her rights to exchange NCT notes for shares of common stock of Pro Tech Communications, Inc., a subsidiary of NCT. Carole Salkind paid for and received the warrant for 10,000,000 shares on September 30, 2002 by the irrevocable waiver of all of her rights to exercise a warrant for shares of common stock of Pro Tech Communications, Inc. The options described in footnote (c) above granted to each of Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc., respectively, were in consideration of consulting services provided by each to NCT.

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired, directly and beneficially, the NCT securities described in footnotes (a), (b), (c) and (d) above for investment only with no view to acquire or otherwise exercise control of or over NCT. As noted in the Schedule 13D, Amendment No. 15, filed by her on December 21, 2001, Carole Salkind had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, Carole Salkind beneficially owns 1,547,810,945 shares of the Issuer's common stock (the "Beneficially Owned Shares") consisting of (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of the date hereof is convertible, currently or within 60 days of the date hereof, into 857,543,232 shares of the Issuer's common stock; (iii) secured convertible notes of the Issuer whose aggregate outstanding interest accrued through the date hereof is convertible, currently or within 60 days of the date hereof, into 21,348,142 shares of the Issuer's common stock; (iv) warrants of the Issuer exercisable, currently or within 60 days of the date hereof, for an aggregate of 281,965,753 shares of the Issuer's common stock; (v) options of the Issuer exercisable, currently or within 60 days of the date hereof, for 368,275,000 shares of the Issuer's common stock (see footnote (c) above); and (vi) 2,180,000 shares of Issuer's common stock held by Carole Salkind's separated spouse Morton Salkind (2,175,000 under currently exercisable options) (see footnote (d) above). The 1,547,810,945 Beneficially Owned Shares constitute 71.2% of 2,173,277,519 beneficially outstanding shares, representing the sum of (x) 641,970,392 (the number of shares of common stock of the Issuer issued and outstanding as of December 31, 2003); (y) the number of shares of the Issuer's common stock indicated above in Items 5(a)(ii), 5(a)(iii), 5(a)(iv), and 5(a)(v); and (z) the number of shares from within Item 5(a)(vi).

          Acme Associates, Inc. beneficially owns 240,500,000 shares of common stock of NCT by virtue of options to purchase 240,500,000 shares of common stock of NCT that are exercisable currently or within 60 days of the date hereof.

          (b)  Carole  Salkind  has  sole  voting  and   disposition   power  of
          1,177,355,945  Beneficially Owned Shares. See footnotes (a), (b), (c),
          (d) and (e) above.

          Acme Associates, Inc. has shared voting and disposition power over all 240,500,000 shares of common stock of NCT that Acme beneficially owns. See footnote (c) above.

          (c) Through December 31, 2003, Carole Salkind has funded Issuer an aggregate of $26,530,000 cash for Issuer's secured convertible notes (see footnote (a) above), of which $500,000 was converted into shares of NCT common stock and $250,000 was repaid. Further, Issuer defaulted on the repayment of notes as they matured and issued rollover notes to Carole Salkind, each comprised of the principal in default along with accrued interest (including interest calculated at a default rate of 13% after the maturity date on the principal in default along with interest through maturity calculated at 8%)

                                  SCHEDULE 13D

CUSIP No. 62888Q109
          ---------


          and default penalty (10% of the principal in default). In some instances, Carole Salkind supplied NCT additional cash (included in the aggregate cash noted above) that was included in the rollover note.

          Since the Group Filing of the October 3, 2003 Schedule 13D, Issuer granted stock options to Acme to acquire 152,250,000 shares of
          Issuer's common stock in consideration of consulting services performed by Acme for Issuer as outlined above in footnote (c).

          (d) Not applicable.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer.

          None.

Item 7.   Material to Be Filed as Exhibits.

          None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2004


                                                      /s/ Carole Salkind
                                                      --------------------------
                                                          CAROLE SALKIND


                                                      ACME ASSOCIATES, INC.

                                                      By:  /s/  Carole Salkind
                                                      --------------------------
                                                                Carole Salkind
                                                                Attorney-in-fact